WNC HOUSING TAX CREDIT FUND VI, L.P.,
                                    SERIES 9

                       Supplement Dated November 14, 2002
                      To Prospectus Dated November 14, 2001

         This supplement is part of, and should be read in conjunction with, the prospectus of WNC Housing Tax Credit Fund VI, L.P., Series 9 dated November 14, 2001, the Supplement dated October 1, 2002, and the single-page supplement to prospectus dated November 14, 2001. The single-page supplement is not for use in all states. All other supplements are superseded.

TABLE OF CONTENTS

                                                                            Page
Status of Series 9 Offering....................................................1
Local Limited Partnership Investments..........................................1
Management.....................................................................4


STATUS OF SERIES 9 OFFERING

As of the date hereof, Series 9 has received subscriptions in the amount of $9,170,000 (9,170 Units). Of the total, $470,500 currently is represented by investor promissory notes.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

Series 9 is expected to acquire an interest in:

o  McPherson Housing Associates Limited Partnership; and
o  Selman Place Limited Partnership.

These entities are referred to herein as local limited partnerships.

o McPherson owns the Chapel Ridge of McPherson Apartments in McPherson, Kansas; and
o  Selman owns the Selman Place Apartments in Bainbridge, Georgia.

         WNC & Associates, Inc. believes that Series 9 is reasonably likely to acquire an interest in the local limited partnerships identified herein. However, Series 9 may not do so as a result of one or more factors. For example, the local limited partnerships identified herein may fail to satisfy one or more conditions precedent to the investment of Series 9. Series 9 may fail to raise additional capital necessary to complete the purchase of the local limited partnerships. Moreover, the terms of the acquisition may differ from those as described. Accordingly, investors should not rely on the ability of Series 9 to acquire an investment in the local limited partnerships identified herein on the indicated terms in deciding whether to invest in Series 9.








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

         The following tables contain information concerning the local limited partnerships and properties identified herein:

----------------------------------------------------------------------------------------------------------------------
                                         ESTIMATED
                                         OR ACTUAL    ESTIMATED                              PERMANENT    ANTICIPATED
              PROJECT                    CONSTRUC-    DEVELOPMENT                            MORTGAGE     AGGREGATE
LOCAL         NAME AND                   TION         COST         NUMBER OF     BASIC       LOAN         TAX
LIMITED       NUMBER        LOCATION     COMPLETION   (INCLUDING   APARTMENT     MONTHLY     PRINCIPAL    CREDITS
PARTNERSHIP   OF BUILDINGS  OF PROPERTY  DATE         LAND COST)   UNITS         RENTS       AMOUNT       (1)
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------
MCPHERSON     Chapel        McPherson    August       $4,604,173   20 1BR Units  $375-$435   $1,950,000   $2,703,550
              Ridge of      (McPherson   2002                      40 2BR Units  $445-$515   FB (2)
              McPherson     County),                               6 3BR Units   $490-$595
              Apartments    Kansas

              8 buildings
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------
SELMAN        Selman Place  Bainbridge   April 2003   $4,527,430   28 1BR Units  $271-$325   $2,000,000   $2,239,400
              Apartments    (Decatur                               28 2BR Units  $325-$345   GHFA (4)     (6)
                            County),
              3  buildings  Georgia                                                          $400,000
              (3)                                                                            RD (5)
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------

1. Low income housing tax credits are available over a 10-year period. In the first credit year, Series 9 will receive only that percentage of the annual credit which corresponds to the number of months during which Series 9 was a limited partner of the local limited partnership, and during which the apartment complex was completed and in service. See the discussion under "The Low Income Housing Tax Credit - Utilization of the Low Income Housing Tax Credit" in the prospectus.

2. Fidelity Bank will provide the mortgage loan for a term of 15 years at an interest rate of 8.0%. Principal and interest will be payable monthly based on a 30-year amortization schedule. Outstanding principal and interest will be due and payable upon maturity of the loan.

3.   Senior property.

4. Georgia Housing and Finance Authority will provide the mortgage loan for a term of 30 years at an interest rate of 1% per a fixed schedule. Outstanding principal and interest will be due and payable upon maturity of the loan.

5. The U.S. Department of Agriculture, Rural Development will provide the second mortgage loan for a term of 30 years at a market rate of interest prior to reduction of the interest rate by a mortgage interest subsidy to an annual rate of 1%. Principal and interest will be payable monthly based on a 30-year amortization schedule.

6. Selman also is anticipated to generate Georgia low income housing tax credits of $2,239,400, which are expected to be allocated to another WNC partnership investing in Selman. See "Investment Objectives and Policies - Terms of the Local Limited Partnership Agreements - Interests in Profits, Losses and Distributions."

McPherson (McPherson): McPherson is the county seat of McPherson County, Kansas, and is on Interstate Highway 135 approximately 50 miles north of Wichita. The population is approximately 12,000. The major employers for McPherson residents are NCRA (oil and gas refinery), Sanofri Winthrop (pharmaceutical products), Schuller International (fiberglass insulation) and Certain Teed Corp. (pipes, windows, sidings).

Bainbridge (Selman): Bainbridge is the county seat of Decatur County and is at the intersection of U.S. Highways 84 and 27 in the southwest corner of Georgia, approximately 42 miles northwest of Tallahassee, Florida. The population is approximately 11,800. The major employers for Bainbridge residents are Amoco Fabrics Company (cloth products), Bainbridge Memorial Hospital (medical) and Elberta Crate and Box Company (packaging).

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


-----------------------------------------------------------------------------------------------------------------
                                            LOCAL                          SHARING RATIOS:
LOCAL           LOCAL                       GENERAL        SHARING         ALLOCATIONS (4) AND
LIMITED         GENERAL       PROPERTY      PARTNER        RATIOS:         SALE OR REFINANCING  SERIES 9's CAPITAL
PARTNERSHIP     PARTNER       MANAGER (1)   FEES (2)       CASH FLOW (3)   PROCEEDS (5)         CONTRIBUTION (6)
--------------- ------------- ------------- -------------- --------------- -------------------- -------------------
MCPHERSON       ERC           ERC           $361,942       Series 9:       99.98/.01/.01        $2,067,799
                Properties,   Properties,                  $2,500          20/80
                Inc.          Inc.                         (increased by
                (7)           (7)                          the CPI
                                                           annually, not
                                                           to exceed
                                                           $4,000)
                                                           LGP: 70% of the
                                                           balance (not to
                                                           exceed $12,500)
                                                           The balance:
                                                           20/80
--------------- ------------- ------------- -------------- --------------- -------------------- -------------------
SELMAN          BC            GEM           $551,230(10)   Series 9:       99.97/.01/.01/.01    $1,697,214(10)
                Holdings,     Management                   $1,000          30/70
                LLC           Company, Inc.                (increased by
                (8)           (9)                          CPI annually)
                                                           LGP: $1,000
                                                           The balance:
                                                           25/75
--------------- ------------- ------------- -------------- --------------- -------------------- -------------------

1. Each local limited partnership will employ either its local general partner or an affiliate of its local general partner, or a third party, as a property manager for leasing and management of the apartment complex. The fee payable generally is determined pursuant to market conditions.

2. Each local limited partnership will pay its local general partner or an affiliate of its local general partner fees for various services, including organization, development, land acquisition, syndication, and the like.

3. Reflects the amount of the net cash flow from operations, if any, to be distributed to Series 9 and the local general partner of each local limited partnership for each year of operations. Net cash flow generally is equal to the excess of revenues over expenses, including the property manager's fee.

4. Subject to certain special allocations, reflects the respective percentage interests in profits, losses and low income housing tax credits of (i) Series 9, (ii) another WNC-partnership, which will invest in Selman and be allocated the Georgia low income housing tax credits, (iii) WNC Housing, L.P., an affiliate of WNC & Associates, Inc. which is the special limited partner, and (iv) the local general partner.

5. Reflects the percentage interests in any net cash proceeds from sale or refinancing of the apartment complex of (i) Series 9, and (ii) the local general partner. Net cash proceeds from sale or refinancing of the apartment complex is equal to the sale proceeds less payment of the mortgage loan and other local limited partnership obligations.

6. Series 9 normally will make its capital contributions to a local limited partnership in stages, with each contribution due when certain conditions regarding construction or operations of the apartment complex have been fulfilled. In the case of a completed apartment complex, Series 9 may pay its capital contributions in full at the time of its acquisition of the local limited partnership. Series 9 expects to negotiate adjuster provisions providing for a reduction in the capital contributions in the event the tax credits are less than originally anticipated. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the prospectus.

7. The property is being developed by ERC Properties, Inc., which will serve as the local general partner. Its principal, Rod Coleman, has more than 22 years of experience in developing affordable housing and has developed in excess of 125 multifamily projects nationwide. ERC Properties, Inc. has represented to Series 9 that, as of December 31, 2000, it had a net worth in excess of $11,000,000. ERC Properties, Inc. will also be the property manager. It has 15 years of experience managing affordable housing and 14 years of experience managing tax credit properties. The corporation currently manage 4,967 units, 4,104 of which are affordable units and 3,769 of which are tax credit units.

                                       3



8. The property is being developed by BC Holdings, LLC, which will serve as the local general partner. Jerry Braden, managing member of BC Holdings, LLC, has 30 years of experience in affordable housing. Since 1991, he has developed 15 affordable housing complexes throughout the State of Georgia. The guarantors of the project are Jerry Braden (age 58) and Annamarie Braden (age 50). They have represented to Series 9 that, as of July 31, 2002, they had a net worth in excess of $2,000,000.

9. GEM Management Company, Inc. is a North Carolina corporation which was formed in 1991. The president of GEM Management Company, Inc. is Gary D. Ellis. Mr. Ellis has been involved in property management for 21 years. GEM Management Company, Inc. manages 4,782 affordable units, of which 1,919 are tax credit units.

10. An additional capital contribution will be made by the WNC partnership to which the Georgia low income housing tax credits will be allocated. A portion of the local general partner's fees will be paid from that capital contribution.


MANAGEMENT

      The officers of WNC & Associates, Inc. are as follows:

Wilfred N. Cooper, Sr.   Chairman of the Board
Wilfred N. Cooper, Jr.   President, Chief Executive Officer, Chief Operating
                         Officer and Secretary
David N. Shafer, Esq.    Executive Vice President, Director of Asset Management
Sylvester P. Garban      Senior Vice President - Institutional Investments
David C. Turek           Senior Vice President - Originations
Thomas J. Riha, CPA      Vice President - Chief Financial Officer
Michael J. Gaber         Vice President - Acquisitions
Diemmy T. Tran           Vice President - Portfolio Management

Biographical information for each of the first seven persons is in the prospectus under "Management - WNC & Associates, Inc."

         Diemmy T. Tran, age 36, is Vice President - Portfolio Management of WNC & Associates, Inc. She is responsible for overseeing portfolio management and investor reporting for all WNC funds, and for monitoring investment returns for all WNC institutional funds. Ms. Tran has been involved in real estate asset management and finance activities for 12 years. Prior to joining WNC & Associates, Inc. in 1998, Ms. Tran served as senior asset manager for a national tax credit sponsor and as an asset specialist for the Resolution Trust Corporation where she was responsible for the disposition and management of commercial loan and REO portfolios. Ms. Tran is licensed as a California real estate broker. She graduated from California State University, Northridge in 1989 with a Bachelor of Science degree in finance and a minor in real estate.
















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